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K-Lawyers is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



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K-Lawyers

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Small OPO · Miami Beach, FL · Business to Business
Accepting International Investment

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$250.00 minimum investment

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Overview Team Terms Updates Comments Share





As More Lawyers Go Freelance, Firms Need a Staffing Platform

Invest in K-Lawyers

***k-lawyers.com* is a breakthrough B2B platform designed to be a game-changer for the legal market**. It allows law firms of all sizes the ability to expand their legal practice by entrusting their excess workload to U.S. licensed freelance, independent contract lawyers, whose costs are fractional in comparison to in-house or temp hires. This system allows law firms to grow exponentially, without any assumed risk, and keeps legal outsourcing domestic, creating jobs for lawyers within the U.S.

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The economic benefits to law firms are massive. Not only can law firms hire and have work completed online on an hourly or per project basis with no overhead but, our marketplace allows law firms requiring assistance in specialized legal areas in which they are lacking, to hire independent lawyers to supplement the law firms' abilities in specific cases.

Our platform was designed for lawyers by lawyers, with every possible safeguard in mind, including the most desirable feature, a system allowing law firms to rate independent lawyers' performance and increase freelance lawyers' marketability. We've also added timesheets, draft viewing, an escrow system, and other functions to make the process as smooth as possible.

We built our website to be comprehensive and full service, using



specific UI and UX techniques, to keep law firms and freelance-independent lawyers, who decide to start an online interaction, fro having to go outside the site for any step.

Our business model is based on direct relationships between law firms and freelance lawyers, where the platform provides the parties with all of the means they may need to effectively and economically manage their relationship, namely: seek, retain, work, review, approve, pay and resolve disputes.

We believe that, with the rapid adoption of technology in all business areas, the practice of law, although conservative in nature, is bound to follow the trend of modernization; in turn, changing dramatically how the law will be practiced in the years to come.

Aviv Hillo, Esq., Adv. - Founder and CEO

Investment

$1.00/share | When you invest you are betting the company's futur will exceed $5.4M.

K-Lawyers is determined to introduce its platform to the legal world, and to make the practice of law easier, smoother and more economic.


Meet Your Most Powerful Legal Partner
expand your practice effortlessly
K-Lawyers
Contract to Expand

K-Lawyers is **Built For Modern Law Firms**


K-LAWYERS
LAWYER PROFILE
Aviv Hillo
Employment History :


K-Lawyers
Mr. AVIV HILLO

- Our prototype was launched in June 2016.
- We spent another 4 months **improving the user experience design (UX) and our user interface design (UI).**
- We launched our beta site in November 2016 and ran it for 60 days to **fix bugs, crashes, and other problems.**
- We launched a full working site on March 15, 2017, and started recruiting lawyers to the site.
- Our team has launched a full operating platform, with all features working seamlessly. **So far we have over 600 lawyers who have signed up.**
- We plan on launching a marketing campaign on July 1, 2017 to begin a massive campaign to recruit lawyers and law firms from all over the US.

K-Lawyers is **Simple**


K-Lawyers
How It Works
Sign In
Sign Up
Contract Lawyers — Smarter, Easier
Join Us to Expand Your Practice Effortlessly
Sign Up for Free Now
free for law firms and beta testers
Watch the Video

Post an Assignment

Confidentially raise your case.


LAW

Tell us what you need done and we'll match you with qualified attorneys in your jurisdiction.

Select the Best Proposal

Weigh your options.



Choose the lawyer with the best rate and experience for your project.

Monitor Your Project

Make it official!



Easily track projects, review timesheet, approve work, and send secure payments.

K-Lawyers is **One-of-a-Kind**

Our platform offers lawyers a fast, simple, effective and low-cost mechanism to hire freelance independent lawyers. Hiring an independent freelance lawyer cuts many burdening costs such as rent, equipment, benefits and overhead. Charges are made only for the actual time spent on the legal assignment, and not for coffee breaks, lunches, sick days, vacations, browsing the web, etc.

US Lawyers Only

Choose from thousands of U.S. lawyers.

Confidential Listings

No middleman needed.

Fast, Secure Payment

An escrow account assures payment is safe.

Full Task Management

Resolve Disputes Direc the System

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The platform provides independent lawyers with a professional podium with which they can present themselves to retaining lawyers or law firms by means of detailed resumes, personal videos, writing samples, conflict of interest questionnaires, ratings and reviews. Hiring lawyers/law firms can retain independent lawyers based on an hourly rate or a project rate (flat fee for a defined project), they can review the timesheets and drafts of the work product at any time, and intervene with the job through the website's messaging system as they see fit.

If a disagreement arises, the platform provides an online dispute resolution mechanism. K-Lawyers.com has set up a secure environment to hire an independent lawyer over the Internet by securing the retainer payment for the independent lawyer assignment and ensuring that payment is remitted to the independent lawyer only upon the retaining firm's approval. The One-Stop-Marketplace contains the entire relationship between the hiring lawyers/law firms and the independent lawyers.

Advantages

- Post any legal task, large or small
- Choose from thousands of US lawyers for help on an assignment
- Utilize filters to find the best match for your legal task
- Greatly reduce the cost of doing business - no overhead in employing independent freelance lawyers
- Pay a fraction of the commissions that HR agencies charge
- Hire directly without a middleman
- Get tons of information about the candidates: resume, profile, personal video, recommendations, writing samples, rating, reviews
- Control the entire engagement through a dedicated Assignment Page created by our system
- Secure payments in an escrow account
- Review drafts of the legal task, time sheets and expense reports online
- Communicate with the freelance lawyer through our messaging system
- Independent lawyers present themselves directly, without middleman involvement



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Less Full-Time Jobs Means More Contract Lawyers

While the pace of hiring has slowed for full-time, salaried lawyers, the numbers of lawyers who do legal work on the side while holding down other jobs is growing rapidly. The job market for lawyers in general has seen such a slowdown in recent years to where **there are fewer jobs for the growing number of law school graduates.** The supply of lawyers far exceeds estimated job openings at the national level. For most states, the outlook is similar — there are between two to four graduates for every opening (*National Center for Education Statistics (IPEDS; completers of CIP 22.0101, Law) and QCEW Employees, Non-QCEW Employees & Self-Employed - EMSI 2013.4 Class of Worker*). Nationwide, EMSI estimates jobs for those who draw miscellaneous income as lawyers (income that isn't derived from their primary job) have grown 25% since 2009 and have more than doubled since 2001 (*Forbes, The Job Market For Lawyers: Side Work on the Rise Amid Continuing Glut of New Grads, January 10, 2014*).





The downturn in the lawyers' job market **compelled many lawyers to start working as contract lawyers,** offering their services to fellow-hiring lawyers and law firms for a reduced price, while giving up on the big $ they would have made in representing clients. Law firms are experiencing decrease in demand for their legal services. The latest 2017 Altman Weil survey on law firms in the US, which is considered the largest and the most thorough in this market and was taken amongst 386 firms, reports that law firms are using contract lawyers, staff lawyers and part-time lawyers in an effort to mitigate costs and improve efficiency and profitability. They also said that the stigma about the quality of contract lawyer work is gone in most firms, and clients find such strategies to be acceptable if not preferable (*The Altman Weil 2017 Survey on Law Firms in Transition, The Altman Weil Flash Survey, page iii*).



Half of all law firms in the Altman Weil 2017 Survey said they have significantly changed their staffing strategy since the recession. **The contract lawyers is the top staffing tactic firms are pursuing and the most effective lawyer staffing technique**.

The use of contract lawyers allows firms to flex up and down in response to demand fluctuations without increasing overhead. The Survey summarizes this point: **"A firm that has addressed the issue of underperformance and identified a cohesive and productive core partnership should certainly add contract lawyers to its toolkit if it has not already done so"**. (*The Altman Weil 2017 Survey on Law Firms in Transition, The Altman Weil Flash Survey, page iii*).

The market for contract lawyers is growing rapidly. In January 2014, it was reported by Forbes that **the number of lawyers who draw income from side work** (those lawyers whose income is not derived from their primary job) **has grown 25% since 2009,** and more than doubled since 2001 (*Forbes, The Job Market For Lawyers: Side Work on the Rise Amid Continuing Glut of New Grads, January 10, 2014; and Emsi, The Oversaturated Job Market for Lawyers Continues and On-The-Side Legal Work Grows, Joshua Wright, January 10, 2014)*. There is no statistical number of Contract Lawyers in the US, but our analysis of articles and information in this area shows that there are currently 115,000 active contract lawyers (part time lawyers, lawyers who work on the side, law professors, etc.) in the US, which is over 9% of all lawyers in the country. In addition, approximately 50% of all lawyers in the US are single practitioners (almost 650,000 lawyers), who could potentially act as contract lawyers on our site when they don't have enough work in the practice (*The Lawyer Statistical Report, American Bar Foundation, 2012 Edition)*.


Market - Size and Validation
Active US Lawyers 2015
52%
48% *1
115,000 **
Independent Lawyers
625,000
Solo Practitioners
675,705
Lawyers in Law Firms
Revenues
Total US Legal Market 2015
$ 292B *3
Lawyer to Lawyer Niche 2015
$ 21B *4
Total Active US Lawyers 2015 1,300,705 *2
*1 The Lawyer Statistical Report, American Bar Foundation, 2012 Edition
*2 American Bar Association, 2015 National Lawyer Population Survey
*3 *4 According to 2016 IBISWorld Law Firms Market Research Report
** Based on our analysis of articles and information. There is no formal research supporting this number.

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Law Firms Need a Better Staffing Platform for Contractors

Benefits of Outsourcing

Outsourcing can have a direct impact on law firm's profits and client satisfaction. Independent attorneys **offer at least seven potential advantages:**

(i) allowing small firms to become full-service firms;
(ii) leveling the playing field vis-à-vis large-firm competition;
(iii) producing better results, even in the firm's areas of expertise;
(iv) freeing up time for rainmaking and growing the practice;
(v) providing a testing ground for potential permanent staff;
(vi) serving as a personnel cushion; and (vii) providing an alternative to hourly rate billing.

The myth that law firms must overcome is that independent attorneys are by definition inferior to permanent staff, but the contrary is true. **These attorneys are often high-caliber legal professionals possessing greater expertise regarding the relevant project than their permanent counterparts.** They may be former practicing partners with extensive experience in the subject area, who are now happy to provide the same services at a lower cost. The types of projects independent attorneys can handle range from document review to trials, from acquiring public companies to writing memoranda of law. Any work a law firm attorney can do, an independent attorney can be hired to do.

Billions Spent on Legal Contracting

The market for independent lawyers is rapidly growing. According to the latest IBIS World Report, **the annual spend on legal contract labor in the US is $21 Billion.** In January 2014 it was reported by Forbes that the number of lawyers who draw income from side work (those lawyers whose income is not derived from their primary job) has grown 25% since 2009, and more than doubled since 2001. There is no statistical number of independent lawyers in the U.S., but our analysis of articles and information in this area shows that there are currently 115,000 active independent lawyers (part-time lawyers, lawyers who work on the side, law professors, etc.) in the U.S., which is over 9% of all lawyers in the country! In addition, almost 50% of all lawyers in the U.S. are solo practitioners (almost 650,000 lawyers), who could potentially carry out work as independent lawyers on our site.

Main Market Competitors

Our main competitors are LPOs, Legal Process Outsourcing providers. These are legal support companies that provide legal support services to law firms. LPOs are either (i) local, when they provide staffing support by U.S. lawyers, or (ii) "offshoring", where some of the legal support is by foreign lawyers (from India, the Philippines, South America, etc.), or (iii) a combination thereof (local and offshoring). All LPOs utilize the same modus operandi: they have websites that provide information abou services, while hiring is done outside the website through emails, phone calls, and probably through fax machines. LPOs, or "legal staffing agencies" as they are traditionally referred to, have been around for many years. Their mode of operation is based on gathering independent lawyers under their roof, mostly for full-time placement, and some for temporary jobs. **These agencies act as an "interested middleman" who tends to recommend their more profitable temp lawyers.** These temps are usually sent to the hiring law firm's physical office for a week or more, even if the amount of work assigned is not enough to fill several days on the job. Agencies' temp lawyers usually need a workplace, computer, parking space, coffee breaks, lunch breaks, etc.

There are ample websites that provide legal services to clients. While this segment of the market is growing, we are not competing with these sites, as we aim to provide our services in the B2B niche of the legal market.



Our Team



Join Us in a Great Arrangement!



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February 2016

Registered Our Delaware Company

We created a marketplace with our new company and began raising funds from Friends & Family.

November 2016



Launching our Beta Site

We launched our beta site for testing, running the escrow system, ratings, and more

March 2017



Website Full Launch

The full platform was launched to the general public

Present

K-Lawyers Launches on StartEngine!

Our Company seeks $1M from everyday investors.

July 2017



Plans to Launching a Marketing Campaign

The platform has been built, allowing us to start launching our marketing campaign and bring thousands of lawyers and law firms to our marketplace

August 2017



We Hope for a $100,000 Raise on StartEngine!

Next stop: a marketing campaign to bring more companies and lawyers to our platform.

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In the Press

Medium YAHOO! FINANCE

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Meet the Founder



Aviv Hillo, Esq., Adv.

Founder, CEO

Aviv founded the Company in 2016 and as CEO leads the Company's strategic planning efforts. He is an international business lawyer licensed to practice law in Israel and New York. His expertise is in strategy, planning, and new product development. Aviv's experience includes working as a lawyer in Israel (Shiboleth, Yisraeli, Roberts, Zisman & Yerushalmi Law Offices, Associate, 1993-1996; (Yerushalmi & Hillo Law Offices, Partner, 2004-2014); and New York City (Yerushalmi & Associates LLP, Associate, Partner), 1998-2004). Aviv is also a seasoned entrepreneur, who acted as deputy CEO, Chief Legal Officer and Director in a high-tech laser company he co-founded in Israel 9 years ago (Ariel Photonics Assembly Ltd., 2007-2014), as well as a partner in LSL PlantScience, Inc., a biotechnology seed company. He serves as Director and is also a partner in an accelerator for high-tech companies based in Miami Beach, Florida (Balance Labs, Inc., 2016-2017). Aviv was a commander in an elite unit of the Israeli military. He holds an LL.B degree from the Tel Aviv University School of Law, and an LL.M degree from the Fordham School of Law.

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And the Rest of the Team

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Leticia Kontoroff

Director of Customer Relations

Leticia is the Company's co-founder, lead copywriter, marketing/branding consultant, and Director Client Relations. Over two decades of experience with corporate clients has given Leticia an affinity for building key associations, forming stronger business networks, and increasing market opportunities. As lead copywriter for hundreds of websites, ranging from hi tech to finance, she has become an expert in campaign marketing and user retention. Her work has led to several award wins for high-ranking websites and has been viewed by millions worldwide. She is known for her strong ability to manage and maintain relationships, problem solving, and strategic planning. In 2013 Leticia co-founded and managed SmartCreative Copywriting Agency, a boutique copywriting agency for multinational corporate clients. From 2006 through 2013 she was lead marcom/copywriter for Coolvision Ltd., a large international web development company. After college, from 1998 through 2006, Leticia worked in finance in New York City, climbing the ranks from finance editor at a mutual fund on Wall Street, to President of a mortgage-banking firm serving the greater tri-state area.

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Omer Hertz

CTO, Co-Founder

Omer is a team leader and a software developer. Between 2014-2016 Omer co-founded and served as the CTO of Wilu, an Israeli Ad-Tech startup that helps advertisers and marketers reach new customers and opportunities. He was AXI and ACE VIP RnD team manager, PCI-Express VIP team manager, PCI-Express VIP developer at Cadence Design Systems, and DV team, mini processors at Intel Israel. He holds a BSc in Computer Science from the Ben Gurion University, Israel. Omer served as a Special Forces operator in an elite Israeli combat unit from 2002 to 2005.

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Dr. Neta-li Goettlib, Esq.

Advisory Board

Neta-li is our consultant on business development matters. She is using her extensive experience in the US legal market to assist the Company in accessing more lawyers and opportunities. Dr. Gottlieb is an experienced lawyer with an extensive business background, licensed to practice law in Israel and New York. After completing her law and business degrees, Dr. Gottlieb worked for the Israeli Ministry of Defense before moving on to run her own law office in Tel-Aviv, Israel. After obtaining her Masters and Ph.D. in law from the University of Chicago Law School and becoming an expert on certain soft IP matters, she joined Proskauer Rose, a top international law firm, in its NYC headquarters as a corporate lawyer focusing on M&A, Tech and Media (2008-2012). She then served as in-house general counsel for an internationally renowned luxury consumer goods company that retained over 1,000 employees and held locations in over 40 countries (Elie Tahari Ltd., General Counsel, 2012-2014). Today, Dr. Gottlieb represents and assists middle-market and emerging-growth companies in an array of industries, including, high-tech, support services, medical devices, fashion, toys and other consumer goods in both legal and business capacities. She also joined Cleanly, an on-demand app for laundry and dry cleaning service in NYC (Cleanly, Legal and Business Board Advisor, 2013-present).

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Adi Peleg

COO

Adi is in charge of our development team in Israel. He is an experienced leader in the high tech industry with 14 years in project and account management roles, with strong technical background and programming experience. He acted as VP of Professional Services, and project manager at Plataine Ltd., a provider of optimization and automation software to manufacturing companies (2009-2016); Dell Inc's Account Manager (Progra[illegible] Manager) at Microsoft Israel (200[illegible] 2009; Technical Account manager ([illegible] at Gteko Ltd. (2001 to 2006); Software developer engineer at Lucent (Chromatis) (1999 to 2001). In 1997 Mr. Peleg graduated from the Tel Aviv University Practical Engineering School, and in 2000 he graduated from the Software Engineering and Industrial management Program at the Tel Aviv Academic Engineering College. Adi served as a Special Forces operator in an elite Israeli combat unit from 1989 to 1994.

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Moshe Raines

Advisory Board, Co-Founder

Moshe is the Company’s co-founder and another member of the Company’s Advisory Board. He assists the Company on strategic matters, and advising on Internet platforms, marketplaces and other high tech trends. Moshe is an early pioneer in Mobile Internet and wireless telecommunications products and services. Until recently he was the chairman of Suny Communications Ltd., a publicly traded company, and Samsung Mobile’s official distributor in Israel (2016-2017). Before that, he was CBDO of PowerMat Technologies Ltd., a global leader in developing and manufacturing wireless power solutions (2011-2016). Moshe is a board member at AirFuel Alliance, a wireless charging organization. Moshe was VP Business Development at SanDisk Corporation (NASDAQ) (2007-12); VP Business Development at Flash M-Systems Inc. (NASDAQ)(2004-07); Founder and CEO of Seaside Software, a Flash Memory Enterprise Caching software company (2000-04); Founder and Board member at Tidhar Ltd., one of Israel’s leading real estate developers (2004-5); Founder and Board Member at Vectop Ltd., an



Mary Wolff, Esq.

CSO

Mary serves as the Chief Strategy Officer of K-Lawyers. Mary manages the technology, the go-to-market strategy and initiatives, as long term growth plan. Mary was born and raised in St. Louis, Missouri. Upon graduating from Washington University in St. Louis, she moved to Miami to attend University of Miami School of Law, where she graduated with a J.D./LL.M. in Real Property Development. Mary has worked at Windels Marx Lane and Mittendorf in New York City as well as for two boutique law firms in Miami as a licensed Florida attorney. Prior to joining K-Lawyers, Mary was the CEO of taptl, a transparent touch-screen manufacturer, which she led through Prosper, the accelerator for women-led companies, was the catalyst behind the company’s receipt of a 2015 Arch Grant (Taptl, CEO, 2014-2017). Mary co-founded and launched several online marketplaces, including Spacewolff, the online marketplace for ad space, for which she is currently is participating in Babson’s WIN Lab.



Martin S. Gans

Advisory Board

Marty is a member of the Company's Advisor board and he consults the company on financing matters. He is an experienced private equity investor for the past 14 years. He was the founder and chairman of LSL Biotechnologies, Inc., a biotechnology company that introduced the first commercial long shelf life tomato in the world (1993-2007). He was a general partner in Touche Ross and Co. (Deloitte). Marty obtained his MBA degree in Accounting and Financing from Northwestern University - Kellogg School of Management, and his BBA in Accounting and Finance from the University of Miami.



David Sapir, Adv.

Advisory Board

David is the Company’s co-founder and a member of the Company’s Advisory Board. He assists the Company on strategic planning and advising on human resource markets. He has b lawyer in Israel for over 26 years. currently the CEO of a management and staffing company in Israel with approximately 4,000 employees (Natoon Management Ltd., CEO, 2015-2017). Previously, and for almost 20 years, he was acting CEO, VP of Operations, legal advisor and a Board Member for of Yakhin Hakal Ltd., one of Israel's largest real estate owners and developers (1995-2014).

international defense electronics company. Moshe served as an officer in an elite Israeli combat unit.

Offering Summary

K-Lawyers, Inc.

Common Stock

Summary of Terms of Investment

K-Lawyers, Inc.

350 Lincoln Road, Suite 3061, Miami Beach, FL 33139

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The following summary ("Summary") outlines the terms of a proposed investment in K-Lawyers, Inc., a Delaware Corporation (the "Company"), by certain investors (the "Investors").

Target Investment: This offering is for up to $100,000 in total investment.

Minimum Raise: The minimum total investment for the closing of escrow and the purchase of stock is $10,000. After the close of the Minimum Raise, the Company intends to close escrow as funds are raised up the Target Investment amount.

Target Closing Date: The target closing date for this offering is August 31, 2017, unless extended in the Company's sole discretion.

Investors: Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Title III offering.

Instrument: The investment instrument is Common Stock (the "Shares").

Stock Price: $1.00 per Share.

Number of Shares: Up to 100,000 Shares are being offered as part of this offering (out of a total of 10,000,000 authorized shares of Common Stock).

Capitalization Summary: Immediately preceding this offering, the Company had, on a fully diluted basis, 6,215,400 Common Stock issued or committed (including Convertible Notes representing 305,774 shares and unexercised warrants and options representing 881,855 shares) out of a total of 12,500,000 authorized shares (10,000,000 Common Stock and 2,500,000 Preferred A Stock).

Minimum Investment: $250 per Investor

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Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; and Any expense labeled "Travel and Entertainment". However, the Company shall not use the Proceeds to pay any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

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A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investmen decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not bee recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Comments (2 total)

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Siddhartha Hadke 8 hours ago
How many law firms do you have on board and how many projects/assignments have been posted by the law firms on K-Lawyers since the March? Also, what is your projection for the number of onboarded law firms and assignments for the next 3-5 years?

AVIV HILLO K-Lawyers - Issuer 8 hours ago
Thank you for your interest in K-Lawyers. Please contact our business development advisor, Dr. Neta-li Gottlieb, Esq. at neta@k-lawyers.com, and she will provide you with some of the information you are seeking.

Robert Morgenstern 11 hours ago
Few questions, where will you generate the majority of your revenue from? Have you launched a beta version? What is the $12,500,000 valuation based upon?

AVIV HILLO K-Lawyers - Issuer 10 hours ago
Hi Robert, there is no $12,500,000 valuation. 12,500,000 is the number of authorized stock (not issued stock) we have in the Company. The website is live and we currently have over 600 lawyers who signed up. Go to www.k-lawyers.com Thank you.

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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